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16014346

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC Mail Processing Section
MAR 01 2016
Washington DC
404

SEC FILE NUMBER
8- 67427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAGV Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 Madison Avenue, 6th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael C. Seidler **(212) 724-0150**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael C. Seidler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

MAGV Securities, Inc., as

of **December 31**, **2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Seidler
Signature

CEO, CCO and FINOP
Title

Please see attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1

2

3

4

5

6 ______________________ ______________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 29 day of February, 2016, by
Date *Month* *Year*

(1) Michael C. Seidler

(and (2) ______________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


JAYSON P. TONG
Commission # 2013578
Notary Public - California
San Francisco County
My Comm. Expires Mar 21, 2017
NNA1
NNA1

Signature ______________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________ **Document Date:** __________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________________

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc. (formally known as USCVG, Inc.)

We have audited the accompanying financial statements of MAGV Securities, Inc. (formally known as USCVG, Inc.) which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. MAGV Securities, Inc. (formally known as USCVG, Inc.) management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAGV Securities, Inc. (formally known as USCVG, Inc.) as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of MAGV Securities, Inc. (formally known as USCVG, Inc.) financial statements. The information is the responsibility of MAGV Securities, Inc. (formally known as USCVG, Inc.) management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2016
Atlanta, Georgia



RUBIO CPA, PC

MAGV Securities, Inc.
(formerly known as USCVG, Inc.)

Financial Statements and Schedules
as of December 31, 2015
with
Report of Registered Independent Public Accounting Firm

MAGV Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	21,599
Prepaid expenses		2,194
Total Assets	$	23,793

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable		6,188
Total Liabilities		6,188
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		-
Additional paid in capital		341,450
Retained Earnings		(323,845)
Total Stockholder's Equity		17,605
Total Liabilities and Stockholder's Equity	$	23,793

See accompanying notes.

MAGV Securities, Inc.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES – Placement Fees	$	59,166
TOTAL REVENUE		59,166
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions		14,875
Occupancy		5,000
Operating expenses		14,525
Total expenses		34,400
NET INCOME	$	24,766

See accompanying notes.

MAGV Securities, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 24,766
Adjustments to reconcile net income to net cash provided by operations:	
Change in prepaid taxes	(400)
Change in prepaid expenses	735
Change in accounts payable	1,188
Change in rent payable	5,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	**31,289**
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder Distributions	(34,708)
NET CASH USED BY FINANCING ACTIVITIES	**(34,708)**
Net (Decrease) in cash and cash equivalents	(3,419)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	25,018
End of year	$ 21,599

See accompanying notes.

MAGV Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Paid-in-Capital	Retained (Deficit)	Total
Balance, December 31, 2014	$ 341,450	$ (313,902)	$ 27,548
Net Income		24,766	24,766
Shareholder Distributions		(34,708)	(34,708)
Balance, December 31, 2015	$ 341,450	$ (323,844)	$ 17,606

See accompanying notes.

MAGV Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: MAGV Securities, Inc. (the "Company") was organized in January 2006 and became a broker-dealer in March 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In August 2015, the Company changed its name from "USCVG, Inc.", to "MAGV Securities, Inc.", and moved its headquarters to 136 Madison Avenue, 6th Floor, New York, NY 10016.

Cash and Cash Equivalents: The Company considers all money market instruments with a maturity of ninety days or less to be cash equivalents.

The Company maintains its bank account in a high credit quality bank. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected S Corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $15,412, which was $10,412 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 40%.

NOTE C – RELATED PARTIES

The Company operates from office premises provided by its stockholder. The cost of the premises and administrative services provided by its stockholder are allocated at a cost of $1,000 per month to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements had these transactions not been with a related party.

NOTE D – CONCENTRATIONS

There was one transaction completed in 2015 which generated the entirety of income.

NOTE E – RETIREMENT PLAN

The Company made no discretionary contributions for 2015 to the defined contribution retirement plan covering its employees.

SUPPLEMENTAL INFORMATION

SCHEDULE I
MAGV SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total stockholder's equity	$ 17,606
Less nonallowable assets	
Prepaid expenses	(2,194)
Net capital before haircuts	15,412
Less haircuts	-
Net capital	15,412
Minimum net capital required	5,000
Excess net capital	$ 10,412
Aggregate indebtedness	$ 6,187
Net capital required based on aggregate indebtedness	$ 412
Percentage of aggregate indebtedness to net capital	40%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF AMENDED FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as computed above.

MAGV Securities, Inc.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc. (formally known as USCVG, Inc.)

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) MAGV Securities, Inc. (formally known as USCVG, Inc.) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MAGV Securities, Inc. (formally known as USCVG, Inc.) claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) MAGV Securities, Inc. (formally known as USCVG, Inc.) stated that MAGV Securities, Inc. (formally known as USCVG, Inc.) met the identified exemption provisions throughout the most recent fiscal year without exception. MAGV Securities, Inc. (formally known as USCVG, Inc.)'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAGV Securities, Inc. (formally known as USCVG, Inc.)'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2016
Atlanta, GA



RUBIO CPA, PC

MAGV Securities, Inc.
Michael C. Seidler
CEO, CCO & FINOP
136 Madison Avenue, 6th Floor
New York, NY 10016

Mr. A. Michael Rubio
Rubio CPA, PC
900 Circle 75 Parkway, Suite 1100
Atlanta, GA 30339

January 18, 2016

Re: Broker Dealers Annual Exemption Report

Dear Mike,

Please note that MAGV Securities, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

MAGV Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

Sincerely,



Michael C. Seidler
CEO, CCO, and FINOP